UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2

Trident Acquisitions Corp.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

89615T 106
(CUSIP Number)

December 31, 2018
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1 (b)
☐	Rule 13d-1 (c)
☒	Rule 13d-1 (d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))
Page 1 of 7 Pages

CUSIP No. 89615T 106	13G	Page 2 of 7 Pages

1		NAME OF REPORTING PERSON Ilya Ponomarev
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Russia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER 1,842,440(1)
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 1,842,440(1)
	8	SHARED DISPOSITIVE POWER -0-
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ 1,842,440 (1)
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.0%
12		TYPE OF REPORTING PERSON* I

(1) Consists of 1,502,440 shares of common stock owned by Eastpower OÜ and 340,000 shares of common stock owned by Fivestar OÜ.

CUSIP No. 89615T 106	13G	Page 3 of 7 Pages

1		NAME OF REPORTING PERSON Eastpower OÜ
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Estonia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER 1,502,440
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 1,502,440
	8	SHARED DISPOSITIVE POWER -0-
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ 1,502,440
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.7%
12		TYPE OF REPORTING PERSON* FI

CUSIP No. 89615T 106	13G	Page 4 of 7 Pages

Item 1.

(a)	Name of Issuer: Trident Acquisitions Corp.

(b)	Address of Issuer’s Principal Executive Offices:

77 Water Street, Fl 8

New York, NY 10005

Item 2.

(a)	Name of Person Filing:	Ilya Ponomarev

Eastpower OÜ

(b)	Address of Principal Business Office or if none, Residence:

c/o Trident Acquisitions Corp.

77 Water Street, Fl 8

New York, NY 10005

(c)	Citizenship:	Ilya Ponomarev – Russia

Eastpower OÜ – Estonia

(d)	Title of Class of Securities: Common Stock, $0.001 par value

(e)	CUSIP Number: 89615T 106

Item 3.	Not Applicable

Item 4.	Ownership.

(a)	Amount Beneficially Owned:

Ilya Ponomarev – 1,842,440 shares. Consists of 1,502,440 shares of common stock owned by Eastpower OÜ and 340,000 shares of common stock owned by Fivestar OÜ.

Eastpower OÜ – 1,502,440 shares.

Ilya Ponomarev has voting and dispositive power over the securities owned by Eastpower OÜ and Fivestar OÜ.

(b)	Percent of Class:

Ilya Ponomarev – 7.0%

Eastpower OÜ – 5.7%

The foregoing percentages are based on 26,306,250 shares of common stock outstanding as of December 31, 2018.

CUSIP No. 89615T 106	13G	Page 5 of 7 Pages

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

Ilya Ponomarev – 1,842,440 shares.

Eastpower OÜ – 1,502,440 shares.

(ii)	shared power to vote or to direct the vote:

Ilya Ponomarev – 0 shares.

Eastpower OÜ – 0 shares.

(iii)	sole power to dispose or to direct the disposition of:

Ilya Ponomarev – 1,842,440 shares.

Eastpower OÜ – 1,502,440 shares.

(iv)	shared power to dispose or to direct the disposition of:

Ilya Ponomarev – 0 shares.

Eastpower OÜ – 0 shares.

Item 5.	Ownership of Five Percent or Less of a Class: Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable

Item 7.	Identification and Classification of Subsidiary Which Acquired the Securities: Not Applicable

Item 8.	Identification and Classification of Members of the Group: Not Applicable

Item 9.	Notice of Dissolution of Group: Not Applicable

Item 10.	Certifications: Not Applicable

CUSIP No. 89615T 106	13G	Page 6 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2019

EASTPOWER OÜ

By:	/s/ Ilya Ponomarev
	Name:	Ilya Ponomarev
	Title:	Director

/s/ Ilya Ponomarev
Ilya Ponomarev

CUSIP No. 89615T 106	13G	Page 7 of 7 Pages

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the shares of common stock, $0.001 par value, of Trident Acquisitions Corp., a Delaware corporation, and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this agreement as of February 13, 2019.

EASTPOWER OÜ

By:	/s/ Ilya Ponomarev
	Name:	Ilya Ponomarev
	Title:	Director

/s/ Ilya Ponomarev
Ilya Ponomarev